UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – May 21, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the commencement of offers by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) to purchase for cash PGF’s notes of the series set forth in the tables below (all such notes appearing under either such heading, the “Notes” and each a “series” of Notes) for an aggregate purchase price, excluding accrued and unpaid interest, of up to US$4.0 billion, divided as follows: (i) up to US$2.0 billion for Notes of the series set forth below under the heading “Tender Group 1” (the “Tender Group 1 Notes”) and (ii) up to US$2.0 billion for Notes of the series set forth below under the heading “Tender Group 2” (the “Tender Group 2 Notes”), in each case subject to the “Acceptance Priority Level” for each Tender Group (as defined below) and subject to proration (each a “Tender Offer” and together the “Tender Offers”). Tender Group 1 and Tender Group 2 are referred to herein individually as a “Tender Group” and collectively as the “Tender Groups”. Each Tender Offer is conditioned upon certain customary offering conditions. The consummation of the Tender Offer with respect to a Tender Group is not conditioned on the consummation of the Tender Offer with respect to the other Tender Group.

The following tables set forth the series of Notes subject to each Tender Offer and the consideration payable for Notes accepted for purchase in the Tender Offers.

Tender Group 1

Tender Cap Amount: US$2.0 billion

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)		Acceptance Priority Level	Tender Offer Consideration(2)	Early Tender Premium(2)	Total Consideration(2)(3)
3.750% GLOBAL NOTES DUE JANUARY 2021	N/A / XS0982711987		€384,229,000	1	€1,045.00	€30.00	€1,075.00

4.250% GLOBAL NOTES DUE OCTOBER 2023	N/A / XS0835890350		€700,000,000	2	€1,052.50	€30.00	€1,082.50

6.125% GLOBAL NOTES DUE JANUARY 2022	71647N AR0 / US71647NAR08	US$	3,000,000,000	3	US$1,027.50	US$30.00	US$1,057.50

4.375% GLOBAL NOTES DUE MAY 2023	71647N AF6 / US71647NAF69	US$	3,500,000,000	4	US$946.50	US$30.00	US$976.50

5.375% GLOBAL NOTES DUE JANUARY 2021	71645W AR2 / US71645WAR25	US$	1,216,850,000	5	US$1,008.75	US$30.00	US$1,038.75

8.375% GLOBAL NOTES DUE MAY 2021	71647N AP4 / US71647NAP42	US$	1,239,981,000	6	US$1,100.00	US$30.00	US$1,130.00

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or €1,000, as applicable.
(3)	Includes the Tender Offer Consideration plus Early Tender Premium.

Tender Group 2

Tender Cap Amount: US$2.0 billion

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)		Acceptance Priority Level	Tender Offer Consideration(2)	Early Tender Premium(2)	Total Consideration(2)(3)
5.625% GLOBAL NOTES DUE MAY 2043	71647N AA7 / US71647NAA72	US$	1,750,000,000	1	US$815.00	US$30.00	US$845.00

6.750% GLOBAL NOTES DUE JANUARY 2041	71645W AS0 / US71645WAS08	US$	2,250,000,000	2	US$920.00	US$30.00	US$950.00

6.875% GLOBAL NOTES DUE JANUARY 2040	71645WAQ4 / US71645WAQ42	US$	1,500,000,000	3	US$930.00	US$30.00	US$960.00

5.999% GLOBAL NOTES DUE JANUARY 2028	71647N AW9, N6945A AK3 / US71647NAW92, USN6945AAK36	US$	5,836,134,000	4	US$935.00	US$30.00	US$965.00

5.299% GLOBAL NOTES DUE JANUARY 2025	71647N AT6, N6945A AJ6 / US71647NAT63, USN6945AAJ62	US$	3,759,866,000	5	US$945.00	US$30.00	US$975.00

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000.
(3)	Includes the Tender Offer Consideration plus Early Tender Premium.

The Tender Offers will expire at 11:59 p.m., New York City time, on June 18, 2018 unless earlier terminated or extended by PGF with respect to any Tender Group (such time and date, as the same may be extended, the “Expiration Date”). Notes tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on June 4, 2018, unless extended with respect to any Tender Group, but not thereafter. Holders of Notes of any series that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on June 4, 2018, unless extended with respect to any Tender Group (such time and date, as the same may be extended, the “Early Tender Deadline”) and accepted for purchase will be eligible to receive the total consideration indicated in the tables above with respect to such series of Notes (the “Total Consideration”), which includes an early tender premium in the amount indicated in the tables above (the “Early Tender Premium”). Holders of Notes of any series that are validly tendered after the Early Tender Deadline but on or before the Expiration Date and accepted for purchase will receive only the applicable tender offer consideration, which is equal to the Total Consideration applicable to that series of Notes minus the applicable Early Tender Premium (the “Tender Offer Consideration”). In addition to the Total Consideration and the Tender Offer Consideration, as applicable, holders whose Notes are purchased in the Tender Offers will also receive accrued interest consisting of accrued and unpaid interest from, and including, the last interest payment date for the Notes of any series to, but not including, the applicable settlement date.

Subject to the terms and conditions of the Tender Offer for each Tender Group, if the purchase of all Notes of a Tender Group validly tendered in the Tender Offer for such Tender Group would cause PGF to purchase an aggregate principal amount of Notes of such Tender Group that would result in an aggregate amount in cash to be paid to holders, excluding accrued and unpaid interest, in excess of (i) US$2.0 billion with respect to the Tender Group 1 Notes, based on U.S. dollar exchange rates as described herein (the “Tender Group 1 Cap”) or (ii) US$2.0 billion with respect to the Tender Group 2 Notes (the “Tender Group 2 Cap” and, together with the Tender Group 1 Cap, the “Tender Caps” and each a “Tender Cap”), then only an aggregate principal amount of Notes of such Tender Group that results in the payment of an aggregate amount to holders not in excess of the Tender Cap for such Tender Group will be accepted in the Tender Offer for such Tender Group. PGF will pro rate the Notes of a Tender Group accepted in the Tender Offer for such Tender Group pursuant to the acceptance priority procedures described in the offer to purchase dated May 21, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”). PGF may, in its sole discretion and subject to applicable law, increase any of the Tender Caps.

In determining the amount of Tender Group 1 Notes purchased against the Tender Group 1 Cap and available for purchases pursuant to the Tender Offer for Tender Group 1 Notes, the aggregate U.S. dollar-equivalent principal amount of Tender Group 1 Notes denominated in Euros shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the business day prior to the date on which we accept for purchase Tender Group 1 Notes validly tendered at or prior to the Early Tender Deadline or the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the dealer managers with quotes as of a time as close as reasonably possible to the aforementioned).

The Tender Offers are being made pursuant to the Offer to Purchase and the related letter of transmittal dated May 21, 2018 (as may be amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged Banco Bradesco BBI S.A., Banco Safra S.A., acting through its Cayman Islands Branch, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and Standard Chartered Bank to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to Banco Bradesco BBI S.A. at +55 (11) 3847-5219, Banco Safra S.A. at backofficecayman@safra.com.br, Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Deutsche Bank Securities Inc. at +1 (866) 627-0391 (toll free) or +1 (212) 250-2955 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), Scotia Capital (USA) Inc. at +1 (800) 372-3930 (toll free) or +1 (212) 225-5559 (collect) and Standard Chartered Bank at +44 (20) 7885-5739. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocínio
Bianca Nasser Patrocínio
Executive Manager of Corporate Finance & Treasury